U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

September 12, 2017

VIA EDGAR TRANSMISSION

Mr. Tony Burack and Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Mutuals (the "Trust") Securities Act Registration No.: 333-57548
Investment Company Registration No.: 811-10319
USA Mutuals Navigator Fund (S000058976)

Dear Mr. Burack and Ms. Rossotto:

This correspondence is being filed in response to your oral comments provided on August 14, 2017 and August 22, 2017, respectively, regarding the Trust's Post-Effective Amendment ("PEA") No. 54 to its registration statement, filed on behalf of its series, the USA Mutuals Navigator Fund (the "Fund"), a series of the Trust.  PEA No. 54 was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, on Form N‑1A on June 30, 2017 for the purpose of adding the Fund as a new series of the Trust.

For your convenience in reviewing the Trust's responses, the comments and suggestions made by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") are included in bold typeface immediately followed by the Trust's responses.  The responses to Mr. Burack's comments are presented first and the responses to Ms. Rossotto's comments are presented thereafter.

The Trust's responses to your comments are as follows:

General Comments

1.	Staff Comment: In the "Performance" section beginning on page 3, please include the full name of the limited partnership.

Response:  The Trust responds by revising the name of the limited partnership as "Goldman Navigator Fund, L.P."

2.
Staff Comment:  In the "Shareholder Information" section on page 10 it is stated, "Reduced sales charges are available to shareholders with investments of $50,000 or more."  However, the chart above does not allow sales charge reductions unless the investment is $250,000 or more.  Please confirm at which amount are Class T sales charge reductions available.

Response:  The Trust responds that Class T shares will not be included in the updated registration statement and therefore the section regarding sales charge reductions will be removed.

3.
Staff Comment:  With regard to the Predecessor Partnership Interim Financial Statements, please include a Regulation S-X compliant Schedule of Investments as of May 31, 2017.  Please also show the costs of the investments parenthetically.

Response:  The Trust responds by including the requested documentation and requested changes.

4.
Staff Comment:  With regard to the Predecessor Partnership Interim Financial Statements, in the Statement of Operations, please remove the Schedule of Investments for the one-month ended May 31, 2017, as one-month data is not necessary.

Response:  The Trust responds by removing the information.

5.
Staff Comment:  With regard to the Predecessor Partnership Interim Financial Statements, please show the interim Statement of Operations in the same format as the audited Statement of Operations.  For example, please remove realized gains and losses and changes in unrealized gains to a separate section.

Response:  The Trust responds by making the requested changes.

6.	Staff Comment: With regard to the Predecessor Partnership Interim Financial Statements, please round all amounts to the nearest dollar throughout the documents.

Response:  The Trust responds by making the requested changes.

7.
Staff Comment:  With regard to the Predecessor Partnership Interim Financial Statements, please show the interim Statement of Changes in the same format as the audited Statement of Changes.  For example, please include the period for which the statement is presented, revise the captions, and divide the statement into sections.

Response:  The Trust responds by making the requested changes.

8.	Staff Comment: With regard to the Predecessor Partnership Interim Financial Statements, please include Notes to Financials.

Response:  The Trust responds by including the requested documentation.

9.	Staff Comment: With regard to all Financial Statements please include the signatures of the audit firm and the auditor's consent.

Response:  The Trust responds by making the requested changes and including the documentation.

Summary Section – Fees and Expenses of the Fund

10.
Staff Comment:  The disclosure above the Fees and Expenses table states, "You may be required to pay brokerage commissions on your purchases and sales of Class Z shares of the Fund, which are not reflected in this table."  Please also include similar disclosure above the Example table.

Response:  The Trust responds by adding the suggested disclosure.

11.	Staff Comment: Please confirm that costs associated with the sale of securities sold short are included within "Other Expenses" in the Fees and Expenses table.

Response:  The Trust responds by adding a line item to the Fees and Expenses table for "Interest Expense and Dividends on Securities Sold Short."

12.	Staff Comment: Please confirm if any additional line items need to be added to the Fees and Expenses table to indicate more clearly the fees that are included within "Other Expenses."

Response:  The Trust confirms that other than the additional line item that will be added for "Interest Expense and Dividends on Securities Sold Short," all other fees are included within "Other Expenses."

13.	Staff Comment: Please confirm that the Example table takes into account that the expense reimbursement is only for the first year.

Response:  The Trust responds by adding the following sentence within the "Example" disclosure:

"The fee waiver/expense reimbursement arrangement discussed in the table above is reflected only through July 31, 2019."

Summary Section – Principal Investment Strategies

14.	Staff Comment: The first paragraph states, "…other equity indices may be invested in from time to time." Please revise the disclosure as it is not possible to invest directly in an index.

Response:  The Trust responds by revising the disclosure as follows:

"Specifically, the Advisor invests the portfolio in long and short equity stock index futures, primarily on the S&P 500® Index; however, the Advisor may also invest in stock index futures listed on other equity exchanges ~~other equity indices may be invested in from time to time~~."

15.
Staff Comment: The strategy indicates that the Fund will have a long and short equity allocation. Please describe what types of equity securities underlie the futures.  Please also explain how the Fund decides what securities to buy and when to sell.

Response:  The Trust responds by revising the fourth paragraph of the "Principal Investment Strategies" section as follows:

"An assessment of these categories determines the amount of long or short equity allocation exposure in the Fund through investment in stock index futures.  This equity exposure through futures generally ranges from 30% short to 130% long."

Additionally the Trust responds by adding the following disclosure as the last sentence in the "Principal Investment Strategies" section:

"Buy and sell decisions are at the discretion of the portfolio manager and are based on a compilation of proprietary indicators of broad market sentiment."

16.
Staff Comment:  Please clarify, is the Fund a traditional 130-30 fund (i.e., will the Fund invest up to 130% of net assets in long positions and approximately 30% of net assets in short positions)?  If so, please describe how 130-30 funds work in the disclosure.

Response:  The Trust responds that the Fund is not a traditional 130-30 fund and that the Fund's net allocation exposure will vary from 130% long to a net short position of 30%, or some variation between these allocation levels.

17.	Staff Comment: The strategy indicates that the Fund implements short positions using futures. Please explain short sales and clarify if futures are also used for the long positions.

Response:  The Trust responds by revising the disclosure as follows:

"The Fund implements short positions by using futures, or through short sales of any instrument that the Fund may purchase for investment.  Short sales are transactions where the Fund sells securities it does not own in anticipation of a decline in the value of the securities.  The Fund must borrow the security to deliver it to the buyer.  The Fund is then obligated to replace the security borrowed at the market price at the time of replacement.  The Fund may enter into a futures contract pursuant to which it agrees to sell an asset (that it does not currently own) at a specified price at a specified point in the future.  This gives the Fund a short position with respect to that asset."

Additionally, with regard to long positions, the Trust notes that the revisions to the disclosure from Staff Comment #15 clarify that the Fund only invests long and short through investments in futures.

18.
Staff Comment:  The strategy states, "The Fund implements short positions by using futures, or through short sales of any instrument that the Fund may purchase for investment."  Please describe those instruments and indicate if any other instruments used besides futures are part of the Fund's principal investment strategy.

Response:  The Trust responds by revising the disclosure as follows:

"The Fund implements short positions by using futures~~, or through short sales of any instrument that the Fund may purchase for investment~~."

19.
Staff Comment: The strategy states, "The Fund may use leverage through derivatives."  Will the Fund be using other derivatives for leverage in addition to futures?  Please also consider revising "may" to "will," if applicable.

Response:  The Trust responds by revising the strategy as follows:

"The Fund will~~may~~ use leverage through derivatives; however, the only derivatives in which the Fund invests are stock index futures."

20.
Staff Comment: The line item for "Other Expenses" in the Fund's Fees and Expenses table include an estimated 0.01% of acquired fund fees and expenses ("AFFE").  Does the Fund intend to invest in other investment companies that would generate AFFE?  If so, please add disclosure to the Fund's strategy and risk sections.  If not, please remove the estimated AFFE from the Fees and Expenses table.

Response:  The Trust responds that the Fund will not invest in other investment companies and removes the estimated AFFE from the Fees and Expenses table.

21.	Staff Comment: Please remove the last paragraph in the "Principal Investment Strategies" section regarding the risk profile from the Item 4 disclosure.

Response:  The Trust responds by removing the last paragraph from the Item 4 disclosure.

22.
Staff Comment: The strategy indicates that the Fund will primarily invest in stock index futures.  Please clarify how the Fund will cover its obligations under Section 18 of the Investment Company Act of 1940 (the "1940 Act"), as amended.

Response:  The Trust responds by supplementally confirming that all borrowing practices will be consistent with Section 18 of the 1940 Act.

Summary Section – Principal Risks

23.	Staff Comment: Please revise "Stock Market Risk" to clarify how the risk is applicable to the Fund's strategy.

Response:  The Trust responds by revising the risk as follows:

"Stock Market Risk.  The Fund invests in stock index futures of companies listed on equity indices, which exposes the Fund to stock market risk.  Instruments selected to gain stock market exposure for the Fund's portfolio may decline in value more than the overall stock market.  Investments are subject to market risk, which may cause the value of the Fund's investment to decline."

24.
Staff Comment: Please revise the "Futures Contract Risk" to be more robust and also disclose 1) that investments in futures may result in a substantial loss in a short period, 2) that the loss is potentially unlimited, and 3) the loss may be more than the original investment.

Response:  The Trust responds by revising the risk as follows:

"Futures Contract Risk.  Futures contracts are subject to the same risks as the underlying investments that they represent, but also may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying investments.  Investments in futures may result in a substantial loss in a short period.  The loss may be potentially unlimited and may be more than the original investment."

Summary Section – Performance

25.	Staff Comment: Within the "Performance" section, please add, "The performance shown is that of the Predecessor Partnership."

Response:  The Trust responds by adding the suggested disclosure.

26.	Staff Comment: Please confirm that the performance of the Predecessor Partnership has been adjusted to reflect the maximum sales load of the Fund.

Response:  The Trust responds that the performance of the Predecessor Partnership has not been adjusted to reflect the maximum sales load for the Fund, as the Predecessor Partnership will be converting into the Institutional Class shares of the Fund which do not have a sales load.  Additionally, the Fund will not be launching Class T shares and no reference to Class T shares will be included in the updated registration statement filing.

27.	Staff Comment: With respect to the Performance section beginning on page 3, please supplementally provide responses to the following questions/comments:

a.	Please describe the background of the Predecessor Partnership, including when and why it was created.

Response:  From its inception in 2002 through 2012, the Predecessor Partnership was managed as a proprietary account of the portfolio manager, and was converted to a limited partnership in 2012.  It was created to institutionalize a strategy the portfolio manager had been implementing since 1987 and to create a verifiable track record.  It also created access to the strategy for investors that preferred a fully-funded implementation.

b.	Please state whether the Portfolio Manager managed or manages any other accounts that are substantially similar to the Predecessor Partnership.

Response:  The portfolio manager manages several separately managed accounts outside of the Predecessor Partnership that are substantially similar to the Predecessor Partnership.  All trades are aggregated in the same manner.

c.	If the Trust's response to the preceding question is yes, were any of the similar accounts converted to a registered investment company? Please explain why or why not.

Response: No other similar accounts were converted to a registered investment company. Investors in the separately managed accounts typically prefer the use of a notionally funded account (not fully funded) and are not appropriate for investment in a registered investment company which is fully funded.  Also, many separately managed account clients have a larger account size and prefer not to participate in a pooled vehicle.

d.	If other similar accounts were not converted, please explain why the Predecessor Partnership was selected to be converted to an open-end mutual fund.

Response:  The investors in the Predecessor Partnership were the most appropriate for an open-end mutual fund.  Their inclusion in the Predecessor Partnership indicated their preference for a fully funded account format.

e.	To the extent that there were any accounts substantially similar to the Predecessor Partnership, did the similar accounts have lower performance than the Predecessor Partnership?

Response:  Gross performance for the Predecessor Partnership and the similarly managed accounts is the same.  Net performance variations would be attributable solely to management fee and/or incentive fees differences.

f.	Please state whether the Advisor believes that the Predecessor Partnership could have complied with Subchapter M of the Internal Revenue Code.

Response:  The Trust responds by stating that although not required to, the Advisor believes that the Predecessor Partnership likely would have been able to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code.

g.	Please state whether the Fund has the records necessary and required under Rule 204-2(a)(16) of the Investment Adviser Act of 1940, as amended, to support the calculation of the performance.

Response:  The Trust responds by confirming that the Fund has the records necessary to support the calculation of the performance.

28.	Staff Comment: Please remove the phrase "Predecessor Partnership" from the heading of the bar chart and from within the footnote to the bar chart.

Response:  The Trust responds by removing "Predecessor Partnership" from the bar chart heading and footnote.

29.	Staff Comment: Please remove or revise the footnote to the Average Annual Total Returns table as the performance data should be adjusted to reflect the maximum sales load of the Fund.

Response:  The Trust responds that the performance of the Predecessor Partnership has not been adjusted to reflect the maximum sales load for the Fund, as the Predecessor Partnership will be converting into the Institutional Class shares of the Fund which do not have a sales load.  The Trust also notes that Class T shares will not be included in the updated registration statement.  Therefore, the Trust respectfully declines to remove the footnote.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

30.	Staff Comment: Please also revise the Item 9 "Principal Investment Strategies" disclosure to include how the Fund decides what securities to buy and when to sell.

Response:  The Trust responds by adding the following disclosure as the last sentence in the Fund's principal investment strategy:

"Buy and sell decisions are at the discretion of the portfolio manager and are based on a compilation of proprietary indicators of broad market sentiment."

31.	Staff Comment: For the sub-section, "Who May Want to Invest in the Fund," please confirm how this disclosure complies with Item 9.

Response:  The Trust responds by removing the sub-section.

32.	Staff Comment: Please revise the "Futures Contract Risk" to be more robust and also include the disclosure requested in Staff Comment #24.

Response:  The Trust responds by revising the risk as follows:

"Futures Contract Risk.  Futures contracts are subject to the same risks as the underlying investments that they represent, but also may involve risks different from, and possibly greater than, the risks associated with investing directly in the underlying investments.  Investments in futures may result in a substantial loss in a short period.  The loss may be potentially unlimited and may be more than the original investment.  Investments in futures contracts involve additional costs, may be more volatile than other investments and may involve a small initial investment relative to the risk assumed.  If the Advisor incorrectly forecasts the value of investments in using a futures contract, the Fund might have been in a better position if the Fund had not entered into the contract."

33.
Staff Comment:  The "Derivatives Risk" references call and put options.  Please confirm if the Fund will invest in call and put options.  If so, please add to the Fund's strategy.  If not, please revise the risk to reference the derivatives in which the Fund invests.

Response:  The Trust responds by revising the beginning of the risk disclosure as follows:

"Derivatives Risk.  The Fund may invest in derivative securities, specifically futures contracts ~~call and put options~~, for hedging or speculative purposes and to reduce Fund volatility, as well as direct investment.  Derivatives~~These~~ are financial instruments that derive their performance from the performance of an underlying index or asset…"

34.
Staff Comment:  From "Leverage Risk," please move the first sentence of the risk into the Fund's "Principal Investment Strategies" section.  Please revise the risk to only include risk disclosure and not strategy disclosure.  Please clarify, if the Fund invests primarily in stock index futures, how cash equivalents will fit into the strategy.

Response:  The Trust responds by adding the first sentence of the risk disclosure into the Fund's "Principal Investment Strategies" section.  The Trust responds by revising the risk disclosure as follows:

"Leverage Risk.  ~~Leverage includes the practice of borrowing money to purchase securities or borrowing securities to sell them short.  Investments in derivative instruments also involve the use of leverage because the amount of exposure to the underlying asset is often greater than the amount of capital required to purchase the derivative instrument.  Leverage can increase the investment returns of the Fund.  However, if an~~ If a leveraged asset decreases in value, the Fund will suffer a greater loss than it would have without the use of leverage.  The Fund will maintain long positions in assets available for collateral, consisting of cash~~,~~ and cash equivalents (which are limited to U.S. Treasuries) ~~and other liquid assets,~~ to comply with applicable legal requirements.  However, if the value of such collateral declines, margin calls by lending brokers could result in the liquidation of collateral assets at disadvantageous prices."

Prospectus - Management of the Fund – The Advisor

35.
Staff Comment: Please describe the investment adviser's experience as an investment adviser and the advisory services that it provides to the Fund.  Consider also including the Advisor's assets under management.

Response:  The Trust responds by revising the disclosure as follows:

"USA Mutuals Advisors, Inc., formerly known as "Mutuals Advisors, Inc.," is located at Plaza of the Americas, 700 North Pearl Street, Suite 900, Dallas, Texas 75201 and serves as the investment advisor to the Fund.  The Advisor is wholly-owned by Mutual Capital Alliance, Inc. (formerly known as Mutuals.com Holdings Corp.).  The Advisor is an SEC-registered investment advisor that serves as the investment advisor to the Fund and other registered investment companies.  As of August 31, 2017, the Advisor managed approximately $[237] million in assets.  The Advisor, subject to the general oversight of the Board of Trustees, has overall responsibility for directing the investments of the Fund in accordance with its investment objective, policies and limitations.  The Advisor also keeps related records for the Fund."

36.	Staff Comment: With respect to the disclosure regarding the Expense Agreement, please clarify that the Advisor may be reimbursed for expenses that it paid, not for expenses paid by the Fund.

Response:  The Trust responds by revising the disclosure as follows:

"The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date such fees and expenses were waived or paid by the Advisor, if such reimbursement will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment."

SAI – Investment Policies, Strategies and Associated Risks

37.	Staff Comment: With regard to the futures contract disclosure, please consider including some of the disclosure in the "Principal Investment Strategies" sections in the Prospectus as well.

Response:  The Trust responds by inserting the following as the second paragraph in the Fund's "Principal Investment Strategies" sections:

"A stock index futures contract is an agreement between two parties to take or make delivery of an amount of cash equal to a specified dollar amount, times the difference between the stock index value at the close of the last trading day of the contract and the price at which the futures contract is originally struck.  A stock index futures contract does not involve the physical delivery of the underlying stocks in the index.  Although stock index futures contracts call for the actual taking or delivery of cash, in most cases the Fund expects to liquidate its stock index futures positions through offsetting transactions, which may result in a gain or a loss, before cash settlement is required. The Fund may use stock index futures for hedging or speculation purposes."

38.
Staff Comment:  Please confirm the following statement is accurate if the Fund invests primarily in futures (emphasis added): "The Fund may, in addition to bona fide hedging transactions, use futures and options on futures transactions if the aggregate initial margin and premiums required to establish such non-hedging positions, less the amount by which any such options positions are in the money (within the meaning of the Commodity Exchange Act (the "CEA") and regulations of the Commodity Futures Trading Commission ("CFTC"), do not exceed 5% of the liquidation value of the Fund, or if the aggregate net notional value of the Fund's commodity positions does not exceed 100% of the liquidation value of the Fund."

Response:  The Trust responds that the Advisor intends to register as a commodity pool operator with the National Futures Association with respect to the Fund in accordance with regulations adopted by the CFTC under the Commodity Exchange Act and will revise the disclosure accordingly.

39.
Staff Comment:  Please consider adding the following disclosure from the SAI into the "Futures Contract Risk" in the Prospectus: "During certain market conditions, purchases and sales of stock index futures contracts may not completely offset a decline or rise in the value of the Fund's investments.  In the futures markets, it may not always be possible to execute a buy or sell order at the desired price, or to close out an open position due to market conditions, limits on open positions and/or daily price fluctuations.  Changes in the value of the Fund's investment securities may differ substantially from the changes anticipated by the Fund when it established its hedged positions, and unanticipated price movements in a futures contract may result in a loss substantially greater than the Fund's initial investment in such a contract."

Response:  The Trust responds by adding the disclosure into the Prospectus.

40.
Staff Comment:  Will the Fund invest in foreign exchange-traded futures as part of its principal investment strategy?  If so, please add foreign exchange-traded futures to the Fund's "Principal Investment Strategies" section in the Prospectus and add a corresponding risk.

Response:  The Trust responds that foreign exchange-traded futures will not be part of the Fund's principal investment strategy.

41.
Staff Comment:  Please confirm that the Fund will comply with SEC regulations and Staff guidance with regard to the use of derivatives and the need to segregate assets marked-to-market daily, as appropriate.

Response:  The Trust responds that the Fund will comply with SEC regulations and Staff guidance with regard to derivatives and the need to segregate assets.

42.
Staff Comment:  With regard to the "Commodity Pool Operator Exclusion," please state whether the Predecessor Partnership was previously registered with the National Futures Association as a commodity pool operator or a commodity trading advisor.

Response:  The Trust responds by revising the disclosure as follows within the sub-section, "Risks Associated with Options and Futures":

"As of the date of this SAI, the Advisor is deemed to be a commodity pool operator ("CPO") with respect to its service as an investment advisor to the Fund ~~not deemed to be a commodity pool operator with respect to its service as an investment advisor to the Fund.  However, the CFTC has adopted certain rule amendments that significantly affect the exemptions available to the Fund, and may subject the Fund, as well as the Advisor, to regulation by the CFTC~~.  The Predecessor Partnership was previously registered with the NFA as a commodity pool and the Predecessor Partnership's advisor was registered with the NFA as a commodity pool operator."

43.	Staff Comment: With regard to the "Commodity Pool Operator Exclusion," please state that the Fund's only exposure to commodities will be through its investments in stock index futures.

Response:  The Trust responds, as noted in the response to Staff Comment #38, that the Advisor intends to register as a commodity pool operator and will revise the disclosure accordingly.

44.
Staff Comment:  With regard to "Real Estate Investment Trusts" ("REITS") please remove reference to REITs being a non-principal investment strategy, as it is assumed that investments that are not disclosed in the Prospectus but are disclosed in the SAI, are non-principal.

Response:  The Trust responds by making the suggested revision.

SAI – Trustees and Officers

45.	Staff Comment: Please add "Interested" in front of "Trustee and Chairperson" to Joe Neuberger's position listed in the Trustees and Officers table.

Response:  The Trust responds by making the suggested revision.

SAI – Investment Advisor

46.	Staff Comment: With respect to the disclosure regarding the Expense Agreement, please clarify that the Advisor may be reimbursed for expenses that it paid, not for expenses paid by the Fund.

Response:  The Trust responds by revising the disclosure as follows:

"Under the expense agreement, the Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date such fees and expenses were waived or paid by the Advisor ~~recoup waived or reimbursed expenses for a three-year period following such waiver or reimbursemen~~t, if such reimbursements will not cause the Fund to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment."

SAI – Code of Ethics

47.	Staff Comment: Please disclose specifically whether the Code of Ethics permits personnel subject to the Code to invest in securities, including securities that may be purchased or held by the Fund.

Response:  The Trust responds by revising the disclosure as follows:

"Personnel subject to the Code of Ethics are permitted to invest in securities, including securities that may be purchased or held by the Fund.  Additionally, among other things, the Codes require: pre-clearance of certain personal securities transactions; certain blackout periods for personal trading of securities which may be considered for purchase or sale by the Fund; annual and quarterly reporting of personal securities holdings; and limitations on personal trading of initial public offerings and limited (private placement) offerings.  Violations of the Codes are subject to review by the Board of Trustees and may result in severe penalties."

SAI – Financial Statements

48.
Staff Comment:  The Notes to Financial Statements state, "The Partnership may enter into financial futures contracts for hedging or speculation purposes."  Please include reference in the "Principal Investment Strategies" sections of the Fund's prospectus that futures may be used for hedging or speculation purposes.

Response:  In Staff Comment #37, the Trust's response includes the requested disclosure as the last sentence of the paragraph.

*     *     *     *     *     *

If you have any additional questions or require further information, please contact Emily Enslow at (414) 765-6872.

Sincerely,

/s/ Michael Loukas
Michael Loukas
President
USA Mutuals